FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2002

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 12th November, 2002	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

2002 9-MONTH RESULTS

Athens, 12 November 2002

National Bank of Greece announced today the results of the Group and the parent company for the nine-month period ended 30 September 2002.

NBG Group profit before tax and after minorities totalled €276.3 million for the 9 months of 2002, posting a decline of 51.5% compared with the same period in 2001. The reduction in profits was due principally to the fall in trading gains, which amounted to €59.8 million for the period compared with €301.1 million for the same period last year. The results were further burdened by the one-off cost of €18 million of the voluntary early retirement scheme offered to staff at NBG and ETEBA. Without this one-off cost, the 9-month Group profits would have declined by 48.4%.

For the same reasons, the profit before tax of the parent Bank amounted to €260.0 million for 9-month 2002, compared with €540.5 million 9-month 2001.

Notwithstanding adverse market conditions, the core profitability of the Group showed improvement. The following trends are characteristic of this improvement:

•	Net interest income for the Group was higher in 9-month 2002 than in the same period last year (2002: €875.3 million, 2001: €840.3 million), reaffirming the rising trend of the previous quarters. This development reflects the improvement in interest income in the third quarter of 2002, up 11.5% relative to Q3 2001.

•	A similar trend is evident in the Group’s net interest margin, which in 9-month 2002 rose to 240 bps, as compared with 238 bps in the first half of 2002 and 234 in the first quarter of the year.

•	Despite the substantial decline in capital market commissions (down by 24.5%), Group commission income in 9-month 2002 remained virtually unchanged at €274.2 million (9-month 2001: €274.8 million). This was achieved largely because of the significant growth in retail banking commissions, up 15.4%, and is indicative of the Bank’s dynamic expansion in this sector.

•	The international network has further increased its profitability in the 9-month 2002 contributing to 24.2% to the NBG Group profit before tax, excluding trading gains.

These developments led to further qualitative improvements in the composition of the Group’s income, with core sources of income in 9-month 2002 representing more than 95.1% of total income, as compared with 91.6% in the first half of the year.

Group profitability was helped substantially by the systematic effort to contain operating costs, as reflected in the trends outlined below:

•	In 9-month 2002, Group staff costs increased marginally by 1.5% compared with the same period in 2001, while Q3 2002 saw these costs decline by 5.9% relative to Q2 2002. The completion of the voluntary early retirement scheme for staff at NBG and ETEBA will result in the departure of approximately 720 individuals by the end of the year. The cost for the scheme is expected to be in the region of €24 million, while the corresponding annual wage expense for this group of employees would have been in excess of €40 million. In the same period, over and above these reductions, a total of 180 employees left the Bank through attrition, while the Bank’s domestic and international subsidiaries reduced their staff by 50 employees and 420 employees respectively. These changes should help reduce staff costs and contribute to improvements in Group performance over the coming quarters.

•	The Group’s operating expenses amounted to €227.4 million in 9-month 2002, up by just 2.4% on the average level for 2001. This development reflects systematic efforts by the Group to contain operating costs, which in Q3 2002 were 2% lower than in Q2 2002.

At 30 September 2002, the Group’s loan and corporate bond book stood at €22.8 billion, up 10.8% on an annual basis. Retail banking, including small business lending, continues to show robust growth, having reached 43% of gross loans at the end of September 2002 compared with 38% at the end of 2001. This trend confirms the Group strategy for the gradual shift towards a higher loan to asset ratio as well as an improved loan to deposit ratio. As a result the ratio of loans and corporate bond to deposits grew to about 50% compared with 48% at the end of 2001.

In particular, consumer credit balances (credit cards, consumer and personal loans) have grown by an annual rate of 25%. Similarly, mortgage balances grew by an annual rate of 23.2% a strong pace if account is taken of the size and the age of the mortgage book.

Despite the substantial growth of the Group’s loan portfolio, its high quality has been maintained. Loans in arrears (after provisions) represent 2.1% of the total loan portfolio and are fully collateralized.

Amounts owed to customers posted an annual increase of 10%. Despite the rate cut effected in May 2002, saving deposits increased by 9.1% on an annual basis.

The Group’s efficiency ratio stood at 72.5% for 9-month 2002 compared with 60.4% in 2001, due to the decline in trading gains. It may be noted that if trading gains are excluded from the calculation, the Group’s efficiency ratio was virtually unchanged, at 76.2%, compared with 75.9% at 31 December 2001. For the same reason, the Group’s 9-month 2002 pre-tax return on average equity stood at 15.4% compared with 27% in 2001, while the Group’s return on average assets stood at 0.69% compared with 1.40% in 2001.

The Group remains strongly capitalised. At the end of June 2002 Tier I capital adequacy ratio stood at 7.51% while total capital adequacy ratio reached 10.63%.

Group income statement

thousand €	30.9.02	30.9.01	±%	3Q.02	2Q.02	±%

Net interest income	875 306	840 330	+4.2%	301 712	298 877	+0.9%
Dividend income	16 486	32 713	-49.6%	5 303	6 986	-24.1%
Net commission income	246 464	253 676	-2.8%	80 582	85 686	-6.0%
Other operating income	21 480	22 977	-6.5%	5 768	7 217	-20.1%

Operating income	1 159 736	1 149 696	+0.9%	393 365	398 766	-1.4%
Trading gains	59 760	301 136	-80.2%	(10 698)	2 355	-554.3%

Total income	1 219 496	1 450 832	-15.9%	382 667	401 121	-4.6%
Staff costs	(540 016)	(532 218)	+1.5%	(175 728)	(186 763)	-5.9%
Administrative & other expenses	(227 375)	(208 636)	+9.0%	(76 841)	(78 408)	-2.0%
Depreciation	(116 332)	(100 397)	+15.9%	(39 205)	(38 485)	+1.9%
Provisions	(107 510)	(117 958)	-8.9%	(35 701)	(34 517)	+3.4%
Extraordinary income	48 534	86 679	-44.0%	(9 969)	30 807	-132.4%

Profit before tax and minorities	276 797	578 302	-52.1%	45 223	93 755	-51.8%
Minority interests	(449)	(8 080)	-94.4%	2 343	(1 139)	-305.7%

Profit before tax	276 348	570 222	-51.5%	47 566	92 616	-48.6%

Group commission income

thousand €	30.9.02	30.9.01	±%	3Q.02	2Q.02	±%

Retail (1)	103 727	89 906	+15.4%	40 079	34 963	+14.6%
Corporate(2)	44 143	44 448	-0.7%	11 658	15 845	-26.4%
Asset management	34 142	25 860	+32.0%	10 804	11 514	-6.2%
Other (3)	62 721	75 503	-16.9%	21 870	19 802	+10.4%

	244 733	235 717	+3.8%	84 411	82 124	+2.8%
Investment and capital markets (4)	29 473	39 034	-24.5%	10 193	9 318	+9.4%

Total	274 206	274 751	-0.2%	94 604	91 442	+3.5%

(1)	Commissions on mortgages and consumer loans, credit cards, retail deposit account charges and telecommunication duties.

(2)	Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.

(3)	Commissions on money transfers, foreign exchange transactions and other intermediation.

(4)	Commissions on custodian services, brokerage and investment banking fees.

Group trading gains

thousand €	30.9.02	30.9.01	±%	3Q.02	2Q.02	±%

Bond trading and hedging	64 387	230 054	-72%	(2 076)	(4 400)	-52.8%
FX trading	26 502	26 924	-1.6%	16 502	1 716	+861.7%
Equity trading	3 836	46 793	-91.8%	(5 780)	9 740	-159.3%
Income from derivatives trading	(13 919)	(2 635)	+428.2%	(8 092)	(3 642)	+122.2%
Equity method investments	(21 046)	—	—	(11 252)	(1 060)	+961.5%

Total Group	59 760	301 136	-80.2%	(10 698)	2 354	-554.5%

Group loans

mil €	30.9.02	±ytd%	±yoy%	31.12.01	30.9.01

Portfolios:
Commercial loans	11 906.2	-2.6%	-1.7%	12 226.7	12 110.3
Consumer loans	1 406.8	+15.9%	+20.7%	1 214.3	1 166.0
Credit cards	955.3	+20.2%	+32.1%	795.0	723.2
Mortgages	5 667.9	+18.1%	+23.2%	4 800.1	4 600.8

Total loans	19 936.2	+4.7%	+7.2%	19 036.1	18 600.3
Corporate bonds	2 665.0	+13.3%	+50.5%	2 352.9	1 771.0

Total loans & corporate bonds
(before provisions)	22 601.2	+5.7%	+10.9%	21 389.0	20 371.3
Provisions	(1 038.3)	+2.9%	-2.2%	(1 009.4)	(1 061.3)

Total loans & corporate bonds	21 562.9	+5.8%	+11.7%	20 379.6	19 310.0

Loans breakdown:
Performing	18 479.5	+4.8%	+7.6%	17 630.4	17 173.1
Non-performing (1)	1 456.7	+3.6%	+2.1%	1 405.7	1 427.2

Total	19 936.2	+4.7%	+7.2%	19 036.1	18 600.3

Loan portfolio ratios:
NPLs /Gross loans	7.3%			7.4%	7.7%
Net NPLs / Gross loans	2.1%			2.1%	2.0%
Provision coverage	71.3%			71.8%	74.4%

(1)	Under its accounting policies, the Bank classifies as non-performing consumer loans and credit card balances with overdue interest and/or principal for 100 days and over. Commercial loans are classified as non-performing after 180 days. As of 1 January 2002 mortgage loans are also treated as non-performing after 180 days while prior to 2002 the threshold was 360 days.

Group key ratios

	9.02	9.01	2001

Net interest margin	2.40%	2.51%	2.43%
Return on average assets (ROAA)	0.69%	1.58%	1.40%
Return on average equity (ROAE)	15.4%	27.7%	27.0%
Efficiency (cost: income)	72.5%	58.0%	60.4%

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002 (P.D. 360/85)
(In thousand euro)

ASSETS	30.09.2002			30.09.2001

1. Cash in hand, balances with central banks			1,229,463			1,515,215
2. Treasury bills and other bills eligible for refinancing with central banks:
(a) Treasury bills and similar securities			112,490			91,486
3. Loans and advances to credit institutions:
(a) Repayable on demand		14,470			12,234
(b) Other loans and advances		8,174,582	8,189,052		10,704,599	10,716,833

3A. Reverse Repos			3,091,325			635,151
4. Loans and advances to customers		17,112,976			15,953,032
Less: Provisions for doubtful debts		(831,708)	16,281,268		(845,475)	15,107,557

5. Debt securities including fixed-income securities:
(a) Government		13,199,910			11,301,654
(b1) Corporates		2,450,453			1,432,664
(b2) Other issuers		129,319	15,779,682		119,754	12,854,072

6. Shares and other variable-yield securities			396,532			512,960
7. Participating interests			297,157			295,643
8. Shares in affiliated undertakings			1,725,483			1,661,661
9. Intangible assets
(a) Establishment and formation expenses		3,813			3,393
(c) Other intangible assets		217,435			180,844
Less: Amortisation of intangible assets as at 30.9		(140,758)	80,490		(97,370)	86,867

10. Tangible assets
(a) Land		169,057			167,497
(b) Buildings	278,918			257,773
Less: Depreciation of buildings as at 30.9	(197,768)	81,150		(187,991)	69,782

(c) Furniture, electronic & other equipment	257,516			235,904
Less: Depreciation of furniture, electronic & other equipment as at 30.9	(184,137)	73,379		(157,090)	78,814

(d) Other tangible assets	10,232			10,019
Less: Depreciation of other tangible assets as at 30.9	(6,551)	3,681		(6,184)	3,835

(e) Fixed assets under construction and advances		25,917	353,184		16,165	336,093

12. Own shares and bonds			1,387			253,712
13. Other assets			529,723			449,414
14. Prepayments and accrued income			158,456			40,292

TOTAL ASSETS			48,225,692			44,556,956

LIABILITIES
1. Amounts owed to credit institutions:
(a) Repayable on demand		99,100			185,802
(b) Time and at notice		2,351,150	2,450,250		2,533,479	2,719,281

2. Amounts owed to customers:
(a) Deposits		33,385,744			33,495,879
(b) Other debts		1,397,980			223,763
(c) Repos		6,727,482	41,511,206		4,224,143	37,943,785

3. Debts evidenced by certificates:
(a) Debt securities in issue		1,595			1,704
(b) Other		31,849	33,444		59,220	60,924

4. Other liabilities			835,792			598,900
5. Accruals and deferred income			97,391			132,016
6. Provisions for liabilities and charges:
(a) Provisions for staff pensions and similar obligations		1,088			569
(b) Provisions for taxation		4,840			3,632
(c) Other provisions		9,269	15,197		9,617	13,818

6A. Provisions for general banking risks			6,906			6,476
7. Subordinated liabilities			750,000			217,229
Shareholders’ Equity:
8. Paid-up capital		1,026,362			1,026,362
9. Share premium account		35,970			227,869
10. Reserves		930,080			858,490
11. Fixed assets revaluation reserve		86,558			83,428
11a. Fixed asset investment subsidy		60			394
12. Retained earnings		186,516			67,553
13. Mandatorily convertible bond (L. 2441/96)		—	2,265,546		59,970	2,324,066

14. Profit before tax for the period 1.1 - 30.9			259,960			540,461

TOTAL LIABILITIES			48,225,692			44,556,956

OFF- BALANCE SHEET ITEMS
1. Contingent liabilities			21,358,105			12,727,849
2. Commitments arising on sale and repurchase agreements			—			159
3. Other off-balance-sheet items			27,353,805			44,794,676

TOTAL OFF- BALANCE SHEET ITEMS			48,711,910			57,522,684

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002 (P.D. 360/85)
(In thousand euro)

PROFIT AND LOSS ACCOUNT	1.1 - 30.9.2002			1.1 - 30.9.2001

1. Interest receivable and similar income:
- Interest income from fixed-income securities	501,905			559,515
- Other interest and similar income	1,308,948	1,810,853		1,733,489	2,293,004

2. Interest payable and similar charges		(1,106,806)	704,047		(1,610,224)	682,780

3. Income from securities:
(a) Income from shares and other variable-yield securities	1,659			9,006
(b) Income from participating interests	5,756			4,213
(c) Income from shares in affiliated undertakings	26,732	34,147		38,694	51,913

4. Commissions receivable		194,123	228,270		197,796	249,709

			932,317			932,489
5. Commissions payable			(38,224)			(31,678)

			894,093			900,811
6. Net profit on financial operations		90,725			289,580
7. Other operating income		10,645	101,370		11,614	301,194

			995,463			1,202,005
8. General administrative expenses:
(a) Staff costs
- Wages and salaries	(294,838)			(294,138)
- Social security costs	(112,747)			(107,501)
- Other charges	(40,803)	(448,388)		(43,186)	(444,825)

(b) Other administrative expenses
- Taxes and duties	(24,139)			(21,155)
- Service fees	(57,856)			(51,468)
- Other fees to third parties	(68,253)	(150,248)	(598,636)	(62,062)	(134,685)	(579,510)

			396,827			622,495
9. Fixed assets depreciation		(63,604)			(58,306)
10. Other operating charges		(10,057)	(73,661)		(9,523)	(67,829)

Profit on ordinary activities before provisions			323,166			554,666
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(87,000)			(88,041)

Profit on ordinary activities before tax			236,166			466,625
15. Extraordinary income		13,317			23,386
16. Extraordinary charges		(22,538)			(11,638)
17. Extraordinary profit		33,015	23,794		62,088	73,836

18. Profit (before tax)			259,960			540,461

Notes:

1.	The fixed assets of the Bank are free of charges or encumbrances as at 30.09.2002.

2.	Capital expenditure in real estate in the first nine months of 2002 amounted to € 13 776 thousand.

3.	The total number of employees in Greece and abroad was 14 505 as at 30.09.2002.

4.	The 30.09.2002 and 30.09.2001 financial statements are compiled on the basis of provisional trial balances.

5.	The accounting principles followed are similar to those of the preceding accounting period 2001. Also, certain corresponding amounts of the prior period have been reclassified for consistency reasons.

6.	At 28.6.2002, following the desicion of their Board of Directors, National Bank of Greece S.A. and its subsidary bank ETEBA, announced their intention for ETEBA to be merged through absortion with National Bank of Greece S.A. in accordance with the provisions of Law 2515/1997.

7.	According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

Athens, 12 November 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002
OF THE FINANCIAL SECTOR GROUP COMPANIES (P.D. 360/85)
(in thousand euro)

ASSETS	30.09.2002			30.09.2001

1. Cash in hand, balances with central banks			1,400,744			1,742,285
2. Treasury bills and other bills eligible for refinancing with central banks			148,235			142,496
3. Due from financial institutions
(a) Repayable on demand		68,703			54,284
(b) Other loans and advances		8,340,568	8,409,271		10,449,489	10,503,773

3A. Reverse Repos			3,043,236			643,420
4. Loans and advances to customers		20,164,914			18,828,837
Less: Provisions for doubtful debts		(1,038,324)	19,126,590		(1,061,318)	17,767,519

5. Debt securities including fixed-income securities
(a) Government		13,974,118			11,910,513
(b1) Corporates		2,664,966			1,771,021
(b2) Other issuers		1,181,786	17,820,870		742,497	14,424,031

6. Shares and other variable-yield securities			608,484			1,140,297
7. Participating interests			321,521			324,365
8. Shares in affiliated undertakings			899,337			818,521
9. Intangible assets
(a) Establishment and formation expenses		9,848			5,190
(a) Goodwill		37,319			4,110
(c) Other intangible assets		266,068			212,800
Less: Amortisation of intangible assets as at 30.9		(158,288)	154,947		(114,381)	107,719

10. Tangible assets
(a) Land		209,096			209,885
(b) Buildings	409,482			366,187
Less: Depreciation of buildings as at 30.9	(232,613)	176,869		(221,923)	144,264

(c) Furniture, electronic & other equipment	397,172			353,367
Less: Depreciation of furnitures, electronic & other equipment as at 30.9	(262,134)	135,038		(223,852)	129,515

(d) Other tangible assets	209,697			162,835
Less: Depreciation of other tangible assets as at 30.9	(86,633)	123,064		(76,689)	86,146

(e) Fixed assets under construction and advances		68,519	712,586		58,420	628,230

12. Own shares and bonds			172,015			456,311
13. Other assets			674,026			576,092
14. Prepayments and accrued income			194,546			70,724

TOTAL ASSETS			53,686,408			49,345,783

LIABILITIES
1. Amounts owed to credit institutions
(a) Repayable on demand		107,923			183,939
(b) Time and at notice		2,569,185	2,677,108		2,723,630	2,907,569

2. Amounts owed to customers
(a) Deposits		37,065,489			36,763,991
(b) Other liabilities		1,425,551			257,326
(c) Repos		7,454,336	45,945,376		4,732,277	41,753,594

3. Debts evidenced by certificates
(a) Debt securities in issue		7,484			1,671
(b) Other		34,134	41,618		142,492	144,163

4. Other liabilities			1,408,466			693,200
5. Accruals and deferred income			133,765			168,661
6. Provisions for liabilities and charges
(a) Provisions for staff pensions and similar obligations		23,591			20,584
(b) Provisions for taxation		5,122			3,745
(c) Other provisions		23,154	51,867		23,011	47,340

6A. Provisions for general banking risks			7,311			9,051
7. Subordinated liabilities			750,000			198,226
Shareholders’ Equity:
8. Paid-up capital		1,026,362			1,026,362
9. Share premium account		35,970			227,870
10. Reserves		1,194,812			1,189,034
11. Fixed asset revaluation reserve		90,870			81,284
11a. Fixed asset investment subsidy		560			1,242
12. Retained earnings		331,798			254,115
13. Consolidation differences		(350,708)			(355,923)
14. Minority interests		64,436			361,723
15. Mandatorily convertible bond (L. 2441/96)		0	2,394,100		59,970	2,845,677

Group’s profit before tax for the period 1.1 - 30.9		276,348			570,222
Minority profit before tax		449	276,797		8,080	578,302

TOTAL LIABILITIES			53,686,408			49,345,783

OFF-BALANCE SHEET ITEMS
1. Contingent liabilities			21,592,065			13,320,108
2. Commitments arising out of sale and repurchase agreements			7,663			3,150
3. Other off-balance sheet items			32,397,700			47,461,617

TOTAL OFF-BALANCE SHEET ITEMS			53,997,428			60,784,875

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2002
OF THE FINANCIAL SECTOR GROUP COMPANIES (P.D. 360/85)
(in thousand euro)

PROFIT AND LOSS ACCOUNT	1.1 - 30.9.2002			1.1 - 30.9.2001

1. Interest receivable and similar income :
- Interest income from fixed-income securities	573,781			637,285
- Other interest and similar income	1,501,388	2,075,169		1,937,380	2,574,665

2. Interest payable and similar charges		(1,199,863)	875,306		(1,734,335)	840,330

3. Income from securities:
(a) Income from shares and other variable-yield securities	4,287			19,732
(b) Income from participating interests	7,819			6,684
(c) Income from shares in affiliated undertakings	4,380	16,486		6,297	32,713

4. Commissions receivable		274,206	290,692		274,751	307,464

			1,165,998			1,147,794
5. Commissions payable			(27,742)			(21,075)

			1,138,256			1,126,719
6. Net profit on financial operations		59,760			301,136
7. Other operating income		21,480	81,240		22,977	324,113

			1,219,496			1,450,832
8. General administrative expenses :
(a) Staff costs
- Wages and salaries	(366,353)			(360,957)
- Social security costs	(122,044)			(117,346)
- Other charges	(51,619)	(540,016)		(53,915)	(532,218)

(b) Other administrative expenses
- Taxes and duties	(31,296)			(29,656)
- Service fees	(91,684)			(86,489)
- Other fees to third parties	(93,562)	(216,542)	(756,558)	(82,161)	(198,306)	(730,524)

			462,938			720,308
9. Fixed assets depreciation		(116,332)			(100,397)
10. Other operating charges		(10,833)	(127,165)		(10,330)	(110,727)

Profit on ordinary activities before provisions			335,773			609,581
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(107,510)			(117,958)

Profit on ordinary activities before tax			228,263			491,623
15. Extraordinary income		29,973			35,086
16. Extraordinary charges		(28,661)			(15,608)
17. Extraordinary profit		47,222	48,534		67,201	86,679

18. Profit before tax and minority interests			276,797			578,302
Minority interests			(449)			(8,080)

Profit before tax			276,348			570,222

NOTES:

a) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) Banque Nationale de Grèce (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Securities Company S.A., 8) “Diethniki” Mutual Fund Management S.A., 9 ) “National” Mutual Fund Management S.A., 10) “Ethniki Kefalaiou” Management of Assets and Liabilities S.A., 11) National Management and Organization Co., 12) “Ethniki” Leasing S.A., 13) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 14) NBG International Ltd, 15) NBG Finance plc., 16) National Securities Co. Cyprus Ltd, 17) Interlease AD (Sofia), 18) NBG Balkan Fund Ltd, 19) NBG Greek Fund Ltd, 20) ETEBA Bulgaria AD, 21) ETEBA Emerging Markets Fund L td, 22) ETEBA Estate Fund Ltd, 23) ETEBA Venture Capital Management Company Ltd, 24) ETEBA Romania S.A., 25) “Ethniki” Venture Capital Management S.A., 26) Stopanska Banka AD Skopje, 27) United Bulgarian Bank, 28) ETEBA Advisory SRL, 29) NBG International Inc., 30) NBGI Private Equity Ltd, 31) NBG Bancassurance Insurance Brokers S.A., 32) NBG Management Services Ltd, 33) NBG International Jersey Ltd, 34) NBG Luxembourg Holding S.A., 35) NBG Luxfinance Holding S.A., 36) NBG Asset Management S.A.S. and 37) NBG International Asset Management S.A.S. National Investment Company S.A. which used to be fully consolidated was consolidated with the equity method of accounting in the current period. Also, four companies referred to under items 34, 35, 36 and 37 above, were consolidated for the first time as at 30.6.2002.

b) The fixed assets of the Group are free of charges or encumbrances as at 30.9.2002.

c) The total number of Group’s employees as at 30.9.2002 was 20 246.

d) The accounting principles followed are similar to those of the preceding accounting period.

e) The fair value of the Group’s trading portfolio as at 30.9.2002, as determined by the provisions of article 43 of Codified Law 2190/1920, net of derivatives hedging, is lower than the amortised cost appearing in the consolidated financial statements, by € 67 360 thousand.

f) The fair value of the Group’s investment portfolio as at 30.9.2002, as determined by the provisions of article 43 of Codified Law 2190/1920, is lower than the amortised cost appearing in the consolidated financial statements, by € 308 361 thousand.

g) Certain items in 2001 were reclassified so as to be comparable with the corresponding items of 2002.

Athens, 12 November 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS